Exhibit 99.3

Seabridge Gold Inc.

Report to Shareholders
Quarter Ended June 30, 2010

Recent Highlights

•  Drilling, engineering and permitting programs begin at Courageous Lake and KSM
•  Drilling at KSM confirms Iron Cap as new large gold-copper deposit with the potential to improve project economics
•  Courageous Lake drilling increases confidence in the resource and finds potential expansions

2010 KSM Work Program

The 2010 work program at Seabridge Gold’s KSM project located in British Columbia, Canada is now in full swing. The key objectives of this year’s program are as follows:

(1)
Additional definition drilling intended to convert more of the existing mineral resources to proven and probable reserves. Opportunities exist at the Kerr, Sulphurets and Mitchell zones. The objective of the 2010 program is to increase reserves by 2 to 3 million ounces of gold.

(2)
Resource definition drilling at the Iron Cap zone where drilling by previous operators identified the potential for a fourth large deposit at KSM. Seabridge’s geologists believe that the Iron Cap zone has the potential to host an additional 250 to 500 million tonnes of mineralized material at grades similar to the Mitchell zone.

(3)
Complete for submission, KSM’s Environmental Assessment for review by the federal and provincial regulatory authorities, Treaty Nations, Aboriginal organizations and the general public. The closer a project is to final permits, the more valuable the project typically is to a partner or an acquiring company as risks and lead times to production have been reduced.

(4)
Additional independent engineering work at KSM with the goal of completing an updated PFS in early 2011. The updated PFS could include engineering improvements and additional reserves to the extent identified in the program.

The 2010 program is off to a good start (see news release of July 26, 2010). Results from the first eight holes drilled this year at the Iron Cap target have confirmed a new large potentially bulk minable deposit at KSM which could substantially improve overall project economics. Results to date include wide intercepts of gold, copper and silver grades above the KSM average. The Iron Cap zone is at least 900 meters in strike length, 400 meters wide and up to 350 meters thick and is located immediately adjacent to the Mitchell zone. Infill drilling will now proceed at Iron Cap with the aim of establishing new proven and probable reserves to be included in future mine plans for the project.

Iron Cap appears to have zones of higher grade copper which could be blended with ore from Mitchell to maintain KSM’s targeted 0.20% average copper grade to the mill. This average head grade is important because it generates a higher grade concentrate without sacrificing recoveries, which in turn commands better smelter returns and reduces shipping costs. The current mine plan calls for the early development of the more distant Kerr and Sulphurets zones to maintain copper head grades to the mill. Sequencing Iron Cap before Kerr and Sulphurets could have multiple potential benefits including lower operating and capital costs, deferring significant expenditures and extending mine life.

Updated KSM Economics

The March 2010 KSM Preliminary Feasibility Study provided economic projections incorporating spot metal prices and currency exchange rates at the time of the study (around March 2010). Since that time, gold, copper and silver prices have improved while the U.S dollar has weakened slightly against the Canadian dollar. In order to provide our shareholders with the impact of varying commodity prices and currency exchange rates on the KSM project, the following table provides pre-tax economic projections using recent prices and exchange rates (end of July 2010) compared to the base case (three year average prices) and spot case of the March 2010 Preliminary Feasibility Study:

	Base Case	March 2010 Spot Case	July 2010 Spot Case
Net Cash Flow (US$)	$11.7 billion	$18.6 billion	$19.5 billion
NPV @ 5% (US$)	$2.9 billion	$5.6 billion	$5.8 billion
IRR (%)	11.4	16.5	16.5
Payback Period (years)	6.9	4.4	4.4
Life of Mine Operating Costs Per Ounce of Gold Produced (US$)	144	68	100
Total Costs (including all capital) Per Ounce of Gold Produced (US$)	373	297	340
Metal Prices: Gold (US$/ounce) Copper (US$/pound) Silver (US$/ounce) Molybdenum (US$/pound)	878 2.90 14.59 16.50	1100 3.25 17.00 16.50	1180 3.30 18.00 16.50
US$/Cdn$ Exchange Rate	0.92	0.92	0.97

Note: Operating and total costs per ounce of gold are after base metal credits

The table above contains economic estimates which are based upon projections drawn from the KSM Preliminary Feasibility Study (“PFS”) released on March 31, 2010. For a greater understanding of the PFS and its assumptions, please see the March 31, 2010 news release (www.seabridgegold.net/news.php) and the PFS Executive Summary (www.seabridgegold.net/KSM-PFS.pdf).

2010 Courageous Lake Work Program

During June, Seabridge commenced a work program to advance its 100% owned Courageous Lake gold project towards a National Instrument 43-101 compliant Preliminary Feasibility Study. The main objective of the 2010 program is to conduct further diamond drilling designed to upgrade a substantial portion of the existing inferred resource at the project to the measured and indicated resource categories. The 2010 program also includes environmental and permitting work, engineering and metallurgical consulting and geotechnical, environmental and definition drilling. Approximately 18,000 meters of diamond drilling is planned in 40 holes which will target about half of the inferred resource.

Results from the first 11 holes have exceeded expectations, increasing confidence in the current resource and potentially expanding it. The results to date point towards success in upgrading inferred resources to higher categories. Mineralization is where it is expected, demonstrating that the Courageous Lake resource model is predictive. Grades are somewhat better than predicted by the model and we are also finding new mineralized zones. Overall, the data suggests that resource ounces and perhaps grade could increase as a result of this program, in addition to upgrading resource categories.

The Courageous Lake project consists of 27,263 hectares (67,366 acres) covering 53 kilometers (33 miles) of a greenstone belt in Canada’s Northwest Territories, including the two kilometer long FAT deposit which has estimated gold resources as set out below (see news release of February 28, 2007 for details):

Courageous Lake Estimated Gold Resources at 0.83 gram per tonne cutoff

Measured			Indicated			Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
6,293	2.92	591	53,020	2.14	3,648	93,720	1.98	5,966

In March 2008, Seabridge released the results of a Preliminary Assessment (see news release dated March 10, 2008) in which the independent consultants concluded that an open-pit mining operation, with on-site processing, is the most suitable development scenario for the Courageous Lake project. A base case scenario was developed proposing a 25,000 tonne per day operation (9.125 million tonne per year throughput) resulting in a projected 11.6 year operation with average estimated annual production of 500,500 ounces of gold at an estimated average cash operating cost of US$435 per ounce recovered. The base case scenario utilized measured, indicated and inferred resources in the mine plan. Initial capital costs for the project were estimated at US$848 million, including a contingency of US$111 million. The total cost of gold production (including cash operating costs and total capital costs over the life of the mine) was estimated at US$590 per ounce.

At a gold price of US$690 per ounce, the base case cumulative pre-tax net cash flow over the life of the project was estimated at US$500 million. At a gold price of US$800 per ounce, the cumulative pre-tax net cash flow over the life of the project was estimated at US$1.13 billion and at US$1,000 gold pre-tax cumulative net cash flow was estimated at US$2.27 billion.

Seabridge notes that the Courageous Lake Preliminary Assessment incorporated inferred mineral resources which are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Therefore, Seabridge advises that there can be no certainty that the estimates contained in the Preliminary Assessment will be realized.

The Gold Market

In our view, the next leg up in the gold price is imminent. The deflation scare we have been predicting is now in full bloom, right on schedule. The Keynesian inflationist economists are using this fear to gather support for an expansion of the Federal Reserve balance sheet in the form of further quantitative easing (“QE”). More stimulus spending by the US Treasury is unlikely given the current level of concern about the deficit. But Federal Reserve expansion of the money supply is what the Keynesians believe is necessary to revive a failing economic recovery and most of these economists work for Wall Street or Washington, both of which are intent on preserving the status quo at any cost.

The deflation scare has supported a bear raid on gold which has fallen 7% in price from its all time high in late July 2010. Sentiment on gold is intensely negative. We believe this development is temporary. In our view, the Federal Reserve is about to attack deflation, undermining the dollar and just about every other vehicle for protecting savings and wealth – other than gold.

Let us be clear that deflation is largely an American concern. Much of the developing world is struggling with rising inflation especially the BRIC countries of Brazil, Russia, India and China. These countries attempt to maintain their currencies in a narrow range against the US dollar. As more dollars are created, and as more dollars flow towards these stronger economies, they will be forced to create more of their own currencies to absorb these dollars and prevent major revaluations. Thus, if the Federal Reserve expands its balance sheet as we expect, the US will once again export significant inflation to the rest of the world.

In our view, those who (sincerely) fear deflation are misreading the signs. Is there a real threat of deflation if the Continuous Commodity Index is at a new two year high (which it is)? Is there deflation if central bank reserves are nearly 10% above their 2007 highs? And if there is deflation, would we not expect the US dollar, the world’s reserve currency, to be rising? In fact, the dollar index is down precipitously from its June 7, 2010 high as deflation fears have mounted. Yes, US Treasuries are up in price but is that a signal of deflation or anticipation of more Federal Reserve purchases to come?

In one sense, the reality of the deflationary threat does not matter. The Federal Reserve is going to act on it and defeat deflationary forces real or not. But a misreading of deflation is important in one respect; if there is no real threat of deflation, as we believe, then new measures from the Federal Reserve could substantially increase financial instability, enhancing what is already a growing role for gold in investor portfolios.

What is the evidence for deflation? Economists point to low consumer price inflation, falling asset prices (particularly residential and commercial real estate) and a large output gap. The output gap is the difference between the economy’s potential performance and its current level, a gap which reflects a combination of weak end demand and excess productive capacity. We will examine these deflationary forces in more detail.

First, let’s be clear about the current economic situation. We are two years into the collapse of the biggest credit bubble in history. In a credit bubble, asset prices and debt outstanding chase each other higher. Cheap, easy credit, the necessary condition of a bubble, bids up asset prices which in turn provide more collateral for further borrowing. Because interest rates are low in a credit bubble, investors are encouraged to reach for yield by taking on more risk, often more leverage. Investors are encouraged to speculate rather than invest. Savers are encouraged to spend rather than save. Much of the cheap, easy credit goes to support consumption, or poor investments that do not generate a reasonable return. The end result is a series of unstable imbalances. Asset prices, debt levels and leverage are too high. Cash flows and investment income are too low.

When the bubble collapses, prices, debt levels and leverage must come down. Excess capacity needs to be wrung out of the system. Spending needs to slow down and savings need to increase. Debt needs to be restructured and repaid. The reconciliation is painful but necessary. The real problems begin when governments and central banks try to prevent the reconciliation by supporting consumer demand, propping up asset prices and discouraging savings. Clearly, most governments and central banks have been trying their best to re-inflate the bubble and suppress the reconciliation process. In the US, we have had programs to support end consumption such as “cash for clunkers” which have simply added to the deficit without any economic benefit. Similarly, we have had a myriad of programs to keep people in homes they cannot afford and to subsidize new home purchases, never mind the enormous efforts being made to bring mortgage rates down and facilitate more lending. Despite low interest rates engineered by the Federal Reserve to encourage savers not to save, households are consuming less and trying to rebuild their balance sheets. That’s where we are today.

Does low consumer price inflation represent a threat to the economy? In the late nineteenth century, America enjoyed the strongest period of economic growth in its history. Substantial investments in new technologies reaped huge productivity gains, real incomes rose and corporate profits went through the roof. During this same period, the general price level fell substantially. The money supply grew more slowly than the economy thanks to the benefits of the gold standard. Savers and wage-earners prospered.

Do falling asset prices mean deflation? We would argue that asset prices are simply finding the correct level where they represent economic value. Yes, this means restructuring and outright default. Restructurings and defaults do not reduce the money supply. Credit availability may be reduced but this is part of the deleveraging process. Credit and money should not be confused; they are not the same thing. In our view, deflation should mean an increase in the comparative value of money due to its relative scarcity and we are not seeing any evidence of money scarcity.

One of the arguments the Federal Reserve is likely to make in favor of new QE is the money supply. M2, the Fed’s preferred measure of money, is growing at the slowest rate in 15 years. However, M2 includes money market funds and time deposits which are securities, not money, and must be sold to acquire money. The slowing in M2 is largely the result of a shrinking of these non-money components as savers flee from them due to their low returns. More narrow and exact measures such as True Money Supply, a yardstick prepared by the Von Mises Institute, show continued strong growth in money supply exceeding 10% annually although the growth rate is down in the last six months as QE1 slowed to a halt. There is no evidence to suggest that there isn’t sufficient money to support current prices.

As for the output gap, the theory is that we need to see strong economic growth which reduces economic slack and increases end demand to the point where it strains capacity before we can have inflation. This is the reigning economic theory and it is an elegant one. Unfortunately, it fails to explain nearly every major inflation of the past hundred years, most of which occurred during severe economic contractions.

Consider the Weimar Republic’s hyperinflation of 1921-3. After WWI, a defeated and demoralized Germany was faced with high unemployment and onerous war reparations to pay. To stimulate the economy and to help pay the vast debts outstanding, the German central bank steadily increased the money supply. For two years, nothing much happened. Due to the uncertain political and economic outlook, German citizens and institutions hoarded their cash. Then, within a period of few weeks, and without any warning, the population changed its mind. Suddenly, savings no longer made sense and Germans began to spend. They lost faith in their government, their financial system and their currency. Germans decided that it was better to hold real goods rather than money. The output gap had nothing to do with it. Serious inflation is an issue of confidence in money; it is not primarily an economic phenomenon.

The purpose of this narrative is not to compare the Germany of the 1920s to America today. The point is to highlight the extraordinary importance of central bank credibility, especially as the Federal Reserve moves towards its next phase of QE.

In the QE process, the Federal Reserve purchases securities using freshly printed money. In the first wave of QE which began in March 2009 and ended one year later, the Federal Reserve purchased $1.75 trillion in mortgage securities, agency debt and Treasuries. These purchases were added as assets to the balance sheet while the new dollars were recorded as liabilities. To the extent that these purchases were from commercial banks, the results were not inflationary because the banks had to rebuild their balance sheets and so they kept most of the money as reserves on deposit at the Federal Reserve. However, many purchases were made from private market participants and thus new money entered circulation.

It should be noted that prior to QE, the Federal Reserve had only ever purchased non-Treasury securities when they also had a re-purchase agreement requiring the seller to buy the securities back. In QE, this was not the case. The Federal Reserve became one of the largest owners of residential mortgages and the largest holder of liabilities issued by Fannie Mae and Freddie Mac, two bankrupt government sponsored agencies. Not the sort of investing that increases the perceived strength and credibility of the world’s largest and most important central bank. What will QE2 do to further weaken confidence in the Federal Reserve and its currency?

Many of those who argue for deflation point to Europe as another source of the problem. The EU has decided upon a series of austerity measures for its membership which are intended to prevent the restructuring of European sovereign debt. To its credit, the European Central Bank has greatly curtailed its purchases of securities and thrown its weight behind the need for budget cuts to finance debt repayment and improve the credibility of sovereign debt and the Euro. In our view, these well-intentioned efforts will ultimately fail because they require the sacrifice of citizens and their living standards in favor of bondholders.

The time for deflation fears was two years ago when the US dollar soared in response to the initial collapse of the credit bubble and gold fell 30% to less than US$700 per ounce. The gold price is now telling us to expect inflation and we are confident that the Federal Reserve will succeed in making inflation the biggest risk that investors face. In our view, deflation is most unlikely in a democracy with a fiat monetary system where unlimited money can be created at zero cost. Governor Ben Bernanke has told us (in his now famous November 21, 2002 speech to the National Economists Club) that deflation will not happen here because the Federal Reserve has a printing press. We believe him. Nonetheless, there will also be significant debt restructurings and defaults. Gold remains the best protection against both risks…debasement and default. We expect these risks to become more prominent in the months ahead and we expect a dramatic response from gold.

Financial Results

During the three month period ended June 30, 2010 Seabridge posted a net loss of $1,644,000 ($0.04 per share) compared to a loss of $1,278,000 ($0.03 per share) for the same period last year. During the 2nd quarter, Seabridge invested $8,018,000 in mineral interests, primarily at KSM and Courageous Lake, compared to $3,700,000 during the same period last year. At June 30, 2010, net working capital was $47,413,000 compared to $9,140,000 at December 31, 2009. In addition, at June 30, 2010 the Company had $11,000,000 invested in a two-year Canadian bank guaranteed note at interest rates higher than its shorter term investments. Short and long term investments are held in Canadian dollars.

On Behalf of the Board of Directors,
Rudi P. Fronk
President and Chief Executive Officer
Toronto, Canada
August 6, 2010

Forward-Looking Statements

In this Quarterly Report, we are making statements and providing information about our expectations for the future which are considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. These include statements regarding the expected impact of drill programs on resources and reserves, the proposed production scenarios in respect of our principal projects and economic projections based upon them as well as our view of the gold market. We are presenting this information to help you understand management's current views of our future prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to do so by securities laws. This information is based on a number of material assumptions, and is subject to a number of material risks, which are discussed in our  MD&A contained in the 2009 Annual Report to Shareholders under the headings "Forward-Looking Statements" and "Risks and Uncertainties". We also refer shareholders to the more comprehensive discussion of forward-looking information in our Annual Information Form filed on SEDAR at www.sedar.com and our Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.